Exhibit 12.1

Apollo Commercial Real Estate Finance, Inc.

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	For the year ended December 31,
	2017	2016	2015	2014	2013
Fixed Charges
Interest-Expensed	$50,094	$44,477	$30,149	$15,129	$3,727
Interest-Expensed Convert	18,726	14,011	14,011	8,493	—
Interest-Capitalized	6,191	2,927	2,900	8,795	566
Preferred Stock Dividends	33,745	30,925	11,884	7,440	7,440
Total Fixed Charges	108,756	92,340	58,945	39,857	11,733
Earnings
Net Income	193,031	157,875	91,372	75,300	45,045
Less: Equity Investments Income	2,847	96	(3,464)	157	—
Adjusted Net Income	190,184	157,971	87,908	75,457	45,045
Add Back:
Fixed Charges	108,756	92,340	58,945	39,857	11,733
Amortization of Capitalized Interest	9,237	5,271	4,700	2,918	866
Less:
Interest Capitalized	(6,191)	(2,927)	(2,900)	(8,795)	(566)
Total Earnings	301,986	252,655	148,653	109,437	57,078
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.78x	2.74x	2.52x	2.75x	4.86x